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                             March 27, 2023

       Nathan Givoni
       Chief Executive Officer
       Gelteq Limited
       Level 4
       Level 4 100 Albert Road
       South Melbourne VIC, 3025
       Australia

                                                        Re: Gelteq Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed March 17,
2023
                                                            File No. 333-267169

       Dear Nathan Givoni:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1 filed March 17,
2023

       Prospectus Summary
       The Offering, page 9

   1. We note your response to our prior comment 2 and your revised disclosure on page 9 which states that the
selling shareholders will be able to sell their Ordinary Shares
                                                        "following their
respective lock-up periods." However, page 130 continues to state that the selling
shareholders "are not subject to lock-up agreements." Please reconcile throughout both the
primary and resale prospectus. In the event the selling shareholders are, in fact, subject
to lock-up periods, please include this information in the resale prospectus.
 Nathan Givoni
FirstName  LastNameNathan Givoni
Gelteq Limited
Comapany
March      NameGelteq Limited
       27, 2023
March2 27, 2023 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
45

2. We note your response to prior comment 3. We further note that you added disclosure
         that    Cumulatively, through March 1, 2023, approximately 24% of
total units ordered
         were from related parties.    Please revise your filing to quantify
your total orders for the
         period July 1, 2022 to March 1, 2023 and separately quantify the amount of orders from related parties.
Critical Accounting Estimates and Judgements
Revenue Growth and the Recoverability Rate of Intangible Assets, page 56

3. We note from your revised disclosure in response to prior comment 4 that intangible
         assets comprised approximately 87% of the company   s assets. This
does not appear
         mathematically accurate given that as of June 30, 2022, your intangible assets were AU$
         22.7 million and your total assets were AU$ 23.4 million. Please revise your filing accordingly.
Financial Statements, page F-1

4. We note from your disclosures on page F-16 that your financial statements are presented in Australian dollars. Additionally we note that when presenting Australian dollars you have used the currency abbreviations AUD, AUD$, AU$, A$ and $. When referring to
         United States dollars you have used various currency abbreviations including $. In order for investors to clearly determine the currencies presented, please revise your filing to define and present all currency abbreviations in a consistent manner. Ensure that your revised presentation does not use the same currency symbol for different currencies.
Exhibits

5. We note that the legal opinion filed as Exhibit 5.1 does not opine as to the validity of the
         Resale Shares. Please revise. See Section II.B.2.h. of Staff Legal Bulletin No. 19.
General

6. Please revise the cover pages of both the primary and resale prospectuses to clearly state, if true, that selling shareholders may not commence their resale of shares until after the
         IPO closes. If this is not the case, please clarify.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Nathan Givoni
Gelteq Limited
March 27, 2023
Page 3

       You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Arzhang Navai at 202-551-4676 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameNathan Givoni
                                                         Division of
Corporation Finance
Comapany NameGelteq Limited
                                                         Office of Life
Sciences
March 27, 2023 Page 3
cc:       Richard I. Anslow, Esq.
FirstName LastName